November 21, 2018

Xi Zhen Ye
Chief Executive Officer
W O Group, Inc.
7702 E Doubletree Ranch Road
Scottsdale, AZ 85258

       Re: W O Group, Inc.
           Registration Statement on Form 10-12G
           Filed October 26, 2018
           File No. 000-55996

Dear Mr. Ye:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Risk Factors, page 5

1. It appears Messrs Xi Zhen Ye and Lizhou Lu are residents of China. Please include a risk factor to discuss the difficulty of enforcing judgements against residents of a foreign country.
ITEM 15 FINANCIAL STATEMENTS AND EXHIBITS, page 22

2. As you prepare your amended document, please be aware of the requirements set forth in
      Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.
General

3. We note your disclosure that you are a blank check company. In appropriate places
 Xi Zhen Ye
W O Group, Inc.
November 21, 2018
Page 2
         throughout your filing, including but not limited to your risk factor section, please provide details regarding compliance with Rule 419 in connection with any offering of your securities. Further, we note your disclosure that you are a shell company. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
4. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become
         subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or me at (202) 551-3673 with any other questions.



                                                               Sincerely,
FirstName LastNameXi Zhen Ye
                                                               Division of
Corporation Finance
Comapany NameW O Group, Inc.
                                                               Office of
Information Technologies
November 21, 2018 Page 2                                       and Services
FirstName LastName